Mail Stop 6010

September 1, 2006

Via Facsimile and U.S. Mail

Simon Shi
Chief Executive Officer
Sun Motor International Inc.
Block B, G/F., Prince Industrial Building
106 King Fuk Street, San Po Kong,
Kowloon, Hong Kong SAR, PRC

>   **Re: Sun Motor International Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2006**
>   **Filed July 13, 2006**
>   **File No. 0-07919**

Dear Mr. Shi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document and future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of March 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 17

1.   We note that as of March 31, 2006, you have current maturities of bank borrowings of $13.5 million. In fiscal 2006, you generated $1.0 million of positive cash flows from operations. Beginning with your Form 10-Q for the quarter ended September 30, 2006, revise this disclosure in future filings to discuss how you intend to fund the repayment of the outstanding bank borrowings. Discuss the impact that the significant outstanding bank borrowings have had or may have on your ability to raise additional funds in the future. Please also provide this information to us in your response.

Disclosures About Contractual Obligations and Contractual Commitments, page 18

2.   We note from your disclosures in Notes 11, 12 and 22(i) to the financial statements that you have various debt, capital lease and operating lease obligations. Please revise future filings to disclose all information required by Item 303(A)(5) of Regulation S-K, including long-term debt obligations, capital lease obligations and operating lease obligations.

Exhibits 31.1 and 31.2

3.   We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please note this comment also applies to your Form 10-Q for the quarter ended June 30, 2006.

* * * * * * * *

        As appropriate, please amend your March 31, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Vaughn, Staff Accountant, at (202) 551-3643 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant